UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File No. 0-10971
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Abigail Adams National Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable
1130 Connecticut Avenue, NW Suite 200

Address of Principal Executive Office (Street and Number)
Washington, DC 20036

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The principal reason for Abigail Adams National Bancorp, Inc.’s (the “Company”) inability to file at this time is that the Company is assessing its asset quality as of December 31, 2008 and its impact on the Company’s financial statements. Consequently, the Company’s auditing firm needs additional time beyond March 31, 2009 to complete their review of the Company’s records in order to complete their audit. The Company expects to file its Annual Report on Form 10-K on or before the fifteenth day following the prescribed due date for the registrant’s Form 10-K.
The Company preliminarily expects to report a net loss for the year ended December 31, 2008 of $4.8 million or $1.39 per diluted share, compared to net income for the year ended December 31, 2007 of $3.1 million or $.88 per diluted share. The net loss for the year is primarily due to an increase in the Company’s provision for loan losses of $10.2 million, compared to $260.0 thousand in 2007, reflecting the economic downturn and the corresponding deterioration in the Company’s loan portfolio.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Karen Troutman	(202)	772-3600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the explanation provided in Part III above.

Abigail Adams National Bancorp, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Karen Troutman

Karen Troutman
Chief Financial Officer